SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos M. Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated February 26, 2024, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA – February 26, 2024 – IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”) (NYSE: IRS), announces that it has issued notes in the local capital markets for a total amount of USD 52.6 million according to the following information:

Series XVIII Notes
Amount Offered: USD 22,738,695
Amount to be Issued: USD 21,408,926
Currency: USD
Interest Rate: 7.00%
Issuance and Settlement Date: February 28, 2024
Maturity Date: February 28, 2027
Issuance Price: 100.0% Face Value
Interest payments: Semiannually starting on August 28, 2024
Principal Amortization: Bullet at maturity

Series XIX Notes
Amount Offered: ARS 30,376,922,419
Amount to be Issued: ARS 26,203,845,375
Currency: Pesos
Interest Rate: BADLAR + 0,99%
Issuance and Settlement Date: February 28, 2024
Maturity Date: February 28, 2025
Issuance Price: 100.0% Face Value
Interest payments: Quarterly starting on May 28, 2024
Principal Amortization: Bullet at maturity

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: February 27, 2024